SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(RULE 14d-9)

Solicitation/Recommendation Statement Under
Section 14 (d) (4) of the Securities Exchange Act of 1934

Assisted Living Concepts, Inc.
(Name of Subject Company)

Assisted Living Concepts, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
04543M 10 7

Matthew Patrick
Senior Vice President,
Chief Financial Officer
Assisted Living Concepts, Inc.
11835 NE Glenn Widing Drive, Building E
Portland, Oregon 97220
(503) 252-6233

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on behalf of the Person(s) Filing Statement)

With copies to:
A. Jeffery Bird
Garvey, Schubert & Barer
121 S.W. Morrison Street
Eleventh Floor
Portland, Oregon 97204
(503) 228-3939

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     The name of the subject company is Assisted Living Concepts, Inc., a Nevada corporation (the “Company” or “Assisted Living”), and the address and telephone number of the Company’s principal executive offices are 11835 NE Glenn Widing Drive, Building E, Portland, Oregon 97220, (503) 252-6233.

     The title of the class of equity securities to which this statement relates is the Company’s common stock, par value $0.01 per share (“Common Stock”). As of May 31, 2002, there were 6,431,759 shares of Common Stock outstanding.

Item 2. Identity And Background Of The Filing Person.

     The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference, and Assisted Living is the person filing this statement.

     This statement relates to the offer (the “Offer”) disclosed in a Tender Offer Statement on Schedule TO, dated May 22, 2002 (the “Schedule TO”), filed by MP Acquisition Co., LLC and MacKenzie Patterson, Inc. (collectively the “Purchaser”) with the Securities and Exchange Commission (the “SEC”). The Schedule TO relates to the Offer by the Purchaser to purchase up to 200,000 shares of Common Stock, for cash consideration of $3.25 per share (the “Offer Price”), upon the terms and subject to the conditions set forth therein.

     The Schedule TO states that the address of the Purchaser’s principal executive offices is 1640 School Street, Moraga, California 94556. The Purchaser’s telephone number at such location is (925) 631-9100.

Item 3. Past Contacts, Transactions, Negotiations And Agreements.

     Conflicts of Interest. Material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between the Company and its affiliates, are described in the Company’s Definitive Proxy Statement for an Annual Meeting of Shareholders filed with the SEC on April 10, 2002 and mailed to shareholders on or about April 10, 2002 (see sections entitled “Proposal 1 — Election of Directors To The Board of Directors,” “Employment Agreements,” “Compensation Committee Interlocks and Insider Participation,” and “Certain Transactions”). The foregoing description of the Definitive Proxy Statement is qualified in its entirety by the text of the Definitive Proxy Statement which is Exhibit (e)(1) hereto, and is incorporated herein by reference.

     Steven Vick is a party to an employment agreement with the Company effective February 18, 2002 filed as Exhibit (e)(2) to this Schedule 14D-9. The agreement provides for Mr. Vick’s full time employment as President and Chief Executive Officer of the Company. The agreement provides for a three-year term, unless terminated earlier due to Mr. Vick’s death, disability, mutual agreement or by the Company for “Cause” (as defined). If employment is terminated by the Company during the first year of the term, without “Cause,” the Company must continue to pay Mr. Vick his then current salary, bonuses and stock options pro rata, and other benefits (to the extent eligible), as of the date of termination, for six months following the date of termination. Upon the termination of Mr. Vick’s employment due to death or disability, Mr. Vick’s salary, bonuses and stock options pro rata, and other benefits (to the extent eligible) continue for a period of six months following such termination.

Item 4. The Solicitation Or Recommendation.

     Recommendation Against Acceptance of the Offer. The Company’s Board of Directors is recommending against acceptance of the Offer, because the Board believes that the price being offered by the Purchaser is inadequate.

     Reasons For Board’s Recommendation. Although recommending against acceptance of the Offer, the Company’s Board of Directors urges each shareholder to make his, her or its own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of (i) their own investment objectives, (ii) their individual financial circumstances including tolerance for risk and need for liquidity, (iii) their views as to the Company’s prospects and outlook, (iv) their analysis and review of all publicly available information about the Company, and (v) any other factors that the shareholder deems relevant to his, her or its investment decision. Shareholders who tender their shares of Common Stock could recognize a taxable gain or loss upon sale of their shares of Common Stock. Therefore, shareholders should consult with their respective advisors about the financial, legal, tax and other consequences of the Offer.

     By accepting the Offer and tendering shares of Common Stock in the Offer, shareholders will surrender their right, with respect to the tendered shares, to participate in any future benefits from ownership of shares of Common Stock, in any future earnings growth of the Company and in any subsequent increase in the value of the Company. Investment in the Company’s shares, however, is a speculative investment.

     In making its decision to recommend against acceptance of the Offer, the Board considered (i) the current and historical financial condition and results of operation of the Company, as well as prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, (ii) the relative lack of liquidity in the trading volume of the Company’s shares, and (iii) the fact that the Offer Price has been set at the bid price of the Company’s common stock as of May 22, 2002, the date of commencement of the tender offer, and does not include any premium. The Board has not undertaken any independent review or analysis by outside experts of the adequacy of the Offer Price or acceptability of the Offer.

     After reasonable inquiry, to the best of the Company’s knowledge, no executive officer, director or affiliate of the Company currently intends to tender shares of Common stock pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders concerning the Offer.

Item 6. Interest In Securities Of The Subject Company.

     No transactions in the Common Stock have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7. Purposes Of The Transactions And Plans Or Proposals.

     Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by Assisted Living in response to the Offer which relates to: (1) a tender offer or other acquisition of Assisted Living’s securities; or (2) (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Assisted Living or any subsidiary of Assisted Living; (b) a purchase, sale or transfer of a material amount of assets by Assisted Living or any subsidiary of Assisted Living; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8. Additional Information.

     Not Applicable.

Item 9. Exhibits.

     The following Exhibits are filed herewith:

     Exhibit (a)(1) — Press Release issued by the Company on June 6, 2002.

     Exhibit (e)(1) — The Company’s Definitive Proxy Statement (incorporated by reference to the same titled document filed on April 15, 2002).

     Exhibit (e)(2) — Employment Agreement with Steven Vick, effective as of February 18, 2002, by and between the Company and Steven Vick (incorporated by reference to Exhibit 10.19 to the Company’s 10K filed April 1, 2002).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ASSISTED LIVING CONCEPTS, INC.

By:	/s/ Matthew Patrick

Matthew Patrick Senior Vice President, Chief Financial Officer

Date: June 6, 2002